

November 29, 2010

Jason M. Kates
CEO and Director
rVue Holdings, Inc.
100 NE Third Avenue, Suite 200
Fort Lauderdale, Florida 33301

> **RE: rVue Holdings, Inc.**
> **Form 10-K for the Year ended January 31, 2010**
> **Filed March 11, 2010**
>
> **Form 8-K**
> **Filed May 19, 2010, as amended**
> **File No. 333-158117**

Dear Mr. Kates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on May 19, 2010

Item 2.01

1.   We reissue comment two from our letter dated November 5, 2010. Your disclosure continues to contain the qualification previously noted. In every location, please revise to state, if true, that you disclose all material terms of the item you are attempting to qualify by reference.

Description of Our Business, page seven

2.   Please revise to clarify and highlight that your revenues are generated entirely from what you have termed "Network and Administrative Services" and provide robust disclosure describing the content production and technical services to Mattress Firm and Accenture, unless you do not expect to generate significant revenues from these arrangements beyond September 30, 2010. File any agreements with the agreements with Mattress Firm and Accenture.

3.   We note your response to comment seven from our letter dated November 5, 2010. However, based on the revenues you disclose on pages seven, 10, and 11, it would appear that the Levoip contract was a material contract. Please file the contract with your next amendment.

4.   We note your revised disclosure in response to comment eight from our letter dated November 5, 2010 that you do not expect to earn any fees from auction style services. Please reconcile with the description of such auction style services found at the top of page 12: "Our auction based system efficiently guides advertisers and networks to the best price at which an advertiser is willing to pay for a campaign and at which a network is willing to air such campaign."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

5.   Please revise this section and your Form 10-Q for the period ending September 30, 2010 to provide robust disclosure about your network and administrative services' revenues as we note it remains the dominant contributor to the company's overall revenues (and would appear to be the only source of revenue after September 30, 2010, as you disclose that you have never earned revenues from rVue Transaction Fees and you do not expect to generate significant additional revenues from the Levoip contract). Please also revise to discuss in greater detail when your revenues in the network and administrative services segment are expected to stop. Please revise to clarify why you have not generated any significant revenues from transaction fees, which would appear to be the main focus of your business. Please also include a robust discussion of the prospects for your business over the next quarter and for the next 12 months.

 Security Ownership of Certain Beneficial Owners and Management, page 28

6.   We reissue comment 10 from our letter dated November 10, 2010. Please revise to disclose the beneficial ownership of each non-natural person. We also note that you have removed reference to Ridge Clearing & Outsourcing Solutions. Please advise.

Jason M. Kates
rVue Holdings, Inc.
November 29, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Michael Francis, Esq.
       Christina Russo, Esq.
       Akerman Senterfitt

       Via Facsimile: 305.374.5095